UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-3722

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Atlantic American Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Atlantic American Corporation
4370 Peachtree Rd., N.E.
Atlanta, Georgia 30319

SIGNATURES

Financial Statements and Schedule

Consent of BDO USA, LLP

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Atlantic American Corporation
401(k) Retirement Savings Plan
(Name of Plan)

June 13, 2018	/s/ J. Ross Franklin
J. Ross Franklin
Vice President, CFO and Secretary
Atlantic American Corporation

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

The following exhibits are filed herewith:

Exhibit 1:	Financial Statements and Supplemental Schedule As of December 31, 2017 and 2016 and for the year ended December 31, 2017 together with Report of Independent Registered Public Accounting Firm

Exhibit 2:	Consent of BDO USA, LLP Independent Registered Public Accounting Firm

Exhibit 1

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

As of December 31, 2017 and 2016 and For The Year Ended December 31, 2017
together
with
Report of Independent Registered Public Accounting Firm

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Atlantic American Corporation 401(k) Retirement Savings Plan
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Atlantic American Corporation 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2008.

Atlanta, Georgia

June 13, 2018

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

	2017	2016
ASSETS
Cash	$-	$507
Investments, at fair value (Note 3):
Common/collective trusts	2,857,414	2,623,474
Employer common stock fund	1,091,818	1,448,128
Registered investment companies	16,918,929	15,527,097
Total investments	20,868,161	19,598,699
Receivables:
Notes receivable from participants	215,807	139,299
Contributions receivable from employer	450,498	-

NET ASSETS AVAILABLE FOR BENEFITS	$21,534,466	$19,738,505

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2017

Additions to Net Assets
Contributions:
Participants	$1,023,572
Employer	687,151
Rollovers	118,638

TOTAL CONTRIBUTIONS	1,829,361

Interest and dividend income	243,795

Net appreciation in fair market value of investments (Note 3)	2,781,367

TOTAL ADDITIONS TO NET ASSETS	4,854,523

Deductions from Net Assets
Benefit payments to participants	3,011,643
Fees	46,919

TOTAL DEDUCTIONS	3,058,562

Net Increase	1,795,961

Net Assets Available for Benefits at Beginning of Year	19,738,505

Net Assets Available for Benefits at End of Year	$21,534,466

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1—DESCRIPTION OF THE PLAN

The following description of the Atlantic American Corporation 401(k) Retirement Savings Plan (the “Plan”) provides only general information.  Participating members (“Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions.  Information with regard to eligibility, contributions, distributions, vesting, withdrawals, restoration, loans, fund redistribution, and definitions of all terms are contained in that document.  The Administrative Committee, consisting of employees of the plan sponsor, is responsible for oversight of the Plan.

General: The Plan is a defined contribution plan available to all U.S. employees of Atlantic American Corporation and its subsidiaries (collectively, the “Company”) except collective bargaining employees, nonresident aliens, and leased employees. Employees eligible to participate are automatically enrolled effective on the date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participating Companies: As of December 31, 2017, the Company had four wholly-owned insurance subsidiaries, Bankers Fidelity Life Insurance Company and its wholly owned subsidiary, Bankers Fidelity Assurance Company, American Southern Insurance Company and its wholly owned subsidiary, American Safety Insurance Company, in addition to one non-insurance company, xCalibre Risk Services, Inc. All employees of these subsidiaries were eligible to participate in the Plan.

Plan Administration: Wells Fargo Bank, N.A. (the “Trustee”) is the Trustee of the Plan and has custodial responsibility for the Plan’s assets, including the authority and power to, among other things, invest the principal and income of the Plan’s assets.

Contributions: Eligible employees automatically become a participant and are enrolled into the Plan at a 6% deferral rate on their date of hire.  At any time, a participant may cease his or her contribution or change his or her deferral percentage in 1% increments up to 75% of his or her annual compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the “Code”), and elect to contribute into any of the investment funds offered by the Plan.  Participant pre-tax limitations were limited to $18,000 for each of 2017 and 2016.

Participants may also contribute amounts representing distributions from other qualified benefit plans.  These contributions, if any, are classified as rollover contributions in the statement of changes in net assets available for benefits.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions to the Plan.  The maximum individual catch-up contribution amount was $6,000 for each of 2017 and 2016.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

On January 1, 2009, the Company adopted safe harbor plan provisions such that the Plan would operate on a safe harbor basis.  Safe harbor contributions are fully vested immediately.  The Company provides a matching employer contribution equal to a certain percentage of each participant’s contributions.  The Company may also make employer profit-sharing contributions, at its discretion, which will be allocated among all eligible participants in the Plan whether they make contributions or not.  For the years ended December 31, 2017 and 2016, the Company’s employer matching contribution equaled 35% of up to the first 6% of a participant’s pre-tax contribution.  In addition to the matching contribution, the Company also made a non-elective contribution to all participants of 3% of compensation, which totaled $450,498 and $432,654, as of 2017 and 2016, respectively.  The 2017 non-elective contribution was funded in January 2018 and is presented as contribution receivable from employer in the Statement of Net Assets Available for Benefits.  All employer matching contributions are made in cash.

Vesting: Participants are always 100% vested in their own contributions including catch-up contributions, after-tax voluntary contributions, rollover contributions, safe harbor matching contributions and any discretionary profit sharing contributions.  Further, all contributions are participant-directed.

Participants’ “vested percentage” attributable to certain employer contributions is based on years of continuous service determined under the following schedule.

Years of service:
Less than one	0%
One	20%
Two	40%
Three	60%
Four	80%
Five	100%

In addition, participants become fully vested upon retirement, death, or disability.

Benefits: Upon termination of service due to death, disability, retirement, or separation from service, a participant or his or her beneficiary with a vested balance greater than $5,000 may elect to receive an amount equal to the value of the participant’s vested interest in his or her account or such amounts may remain in the Plan but contributions cease.  The form of payment, selected by the participant or his or her beneficiary, is either a lump-sum distribution or a direct rollover into a qualified retirement plan or individual retirement account.  A vested balance less than $5,000 is automatically distributed to the terminated participant or his or her beneficiary in the quarterly period following termination, unless otherwise directed.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

Participant Accounts:  Individual accounts are maintained for each of the Plan’s participants and reflect the participant’s contributions, employer contributions, and the participant’s share of the Plan’s investment income (loss).  Allocations of income (loss) are based on the proportion that each participant’s account balance bears to the total of all participant account balances and their investment elections.

Investment Options: Participants may direct their contributions and any related earnings into several investment options in 1% increments.  Participants may change their investment elections at any time, subject to certain fund restrictions.

There were no significant changes made to the available investment alternatives during 2017. During 2016, the Columbia Acorn International Fund was replaced as an investment alternative with the Oppenheimer International Small-Mid Company Fund, and the T. Rowe Price Equity Income Fund was replaced as an investment alternative with the Vanguard US Value Fund.  Additionally, the T. Rowe Price Retirement 2060 Fund was introduced as an investment strategy fund option.

Forfeitures: Amounts forfeited from non-vested accounts, if any, are generally used to pay for Plan expenses or reduce future employer contributions.  Forfeitures of $5,135 were used to offset administrative expenses charged to the Plan in 2017. At December 31, 2017 and 2016, there were $631 and $1,759, respectively, of forfeiture funds available to be used in the future.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may elect to have their loans disbursed from specific investment funds.  Loan terms range from six months to five years or within a reasonable time if used for the purchase of a primary residence.  The loans are secured by the vested value of the participants’ account balances and bear interest at the prime rate of interest on the date of the loan plus 1%.  Principal and interest are paid ratably through payroll deductions.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

Specified Hardship Withdrawals:  Upon written application to the Trustee by a participant for a specified hardship withdrawal, the participant may withdraw from his or her fund accounts.  Such withdrawal may be made only upon the express determination that it is necessary to prevent a severe financial hardship to such participant and specific to the following events: expenses for medical care; costs directly related to the purchase of a principal residence; payment of tuition and related educational fees; and to prevent eviction from a principal residence or foreclosure on the mortgage of a principle residence.  A participant who has made a specified hardship withdrawal may include any amounts necessary to pay federal, state or local income taxes or penalties reasonably anticipated to result from the distribution; shall make no more than one withdrawal during any calendar quarter; and shall incur a mandatory suspension of all contributions for six months after such withdrawal.

Administrative Expenses: The Company pays certain administrative expenses of the Plan.  Trustee and recordkeeping fees are shared between the Company and the Plan.  Each participant account is charged a $50 quarterly Trustee and recordkeeping fee while the Company also pays a standard annual fee for trustee and record keeping. Fees resulting from individual participant transactions, such as loan origination and benefit payments, or certain investment elections, are paid by the participant and are included in the fee amount on the statement of changes in net assets available for benefits.

NOTE 2—ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates:  The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Notes Receivable from Participants:  Participant loans are classified as notes receivable from participants and are measured at the unpaid principal balance plus unpaid accrued interest.  The Plan classifies all notes receivable from participants with no payments received for six (6) months as “in default.”  Defaulted notes receivable from participants are deemed distributed and recorded as benefits paid to the participants in the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition:  The Plan's investments are reported at estimated fair value. Where available, quoted market prices are used to value investments. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The Plan’s employer stock fund is a unitized stock fund valued at the net asset value of the fund. The fund mainly consists of the employer stock which is valued at the closing price reported on the active market on which the stock is traded and the value of cash held for liquidity purposes. The Plan's interest in common/collective trusts is valued at the net asset value based on information reported by the investment advisor/trustee using the audited financial statements.  The net asset value, as provided by the investment advisor/trustee, is used as a practical expedient to estimate fair value, and is based on the estimated fair value of the underlying investments held by the fund less the estimated fair value of its liabilities.  The common/collective trusts do not have a finite life, unfunded commitments or significant restriction on redemptions and participant transactions may occur daily.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Investment securities, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The following describes the fair value hierarchy and provides information as to the extent to which the Plan uses fair value to measure financial instruments and information about the inputs used to value those financial instruments.  The fair value hierarchy prioritizes the inputs in the valuation techniques used to measure fair value into three broad levels.

Level 1	Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2
Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets or liabilities.  The Plan assets identified as Level 2 instruments include employer securities and investments in registered investment companies.

Level 3
Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).  Fair value is based on criteria that use assumptions or other data that are not readily observable from objective sources and provided primarily from the sponsors of the underlying funds.  The use of different criteria or assumptions regarding data may yield different valuations.

Net Appreciation (Depreciation): Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair market value of investments.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

Net appreciation in fair market value of investments by major investment type for the year ended December 31, 2017 is as follows:

Payment of Benefits:  Distributions to participants are recorded when payment is made.

NOTE 3—INVESTMENTS

As of December 31, 2017, assets carried at fair value were measured on a recurring basis as summarized below:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Employer securities	$-	$1,091,818	$-	$1,091,818
Registered investment companies:	-	16,918,929	-	16,918,929
Total investments in the fair value hierarchy	$-	$18,010,747	$-	18,010,747
Common/collective trusts measured at NAV*				2,857,414

Total				$20,868,161

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

As of December 31, 2016, assets carried at fair value were measured on a recurring basis as summarized below:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Employer securities	$-	$1,448,128	$-	$1,448,128
Registered investment companies:	-	15,527,097	-	15,527,097
Total investments in the fair value hierarchy	$-	$16,975,225	$-	16,975,225
Common/collective trusts measured at NAV*				2,623,474

Total				$19,598,699

*Certain investments that are measured at fair value using the NAV per share practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Plan management periodically evaluates the significance of transfers between levels, if any, based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2017, there were no transfers between levels 1, 2, or 3.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 4—TAX STATUS

The Plan uses a Volume Submitter Plan sponsored by the Trustee. The Trustee received an opinion letter from the Internal Revenue Service (“IRS”), dated March 31, 2014, which states that the Volume Submitter Plan satisfies the applicable provisions of the Code. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.

NOTE 5—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts as of the termination date.

NOTE 6—PARTY-IN-INTEREST TRANSACTIONS

The Plan held 320,900 shares and 340,128 shares of Atlantic American Corporation (the Plan Sponsor) common stock as of December 31, 2017 and 2016, respectively in the Atlantic American Corporation Common Stock Fund. The fund invests in Atlantic American Corporation common stock and money market funds and had an estimated fair value of $1,091,818 and $1,448,128, at December 31, 2017 and 2016, respectively.

Certain investments totaling $2,857,414, held by the Plan at December 31, 2017, are managed by the Trustee and/or its affiliates.  These investments, as well as notes receivable from participants, qualify as party-in-interest transactions.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN NUMBER 001
58-1027114

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value

	Allianz Funds	AllianzGI NFJ Dividend Value Fund, Instl Class, 48,072 units	(a)	$733,104

*	Atlantic American Corporation	Atlantic American Corporation Common Stock Fund, 67,680 units		1,091,818

	Baron Capital Group	Baron Growth Fund, Instl Shares, 18,326 units	(a)	1,274,567

	Columbia	Columbia Small Cap Value Fund II, Class Z, 13,510 units	(a)	242,912

	Dimensional Fund Advisors	DFA International Value Port, Instl Class, 10,978 units	(a)	224,954

	Eaton Vance	Parametric Emerging Markets Fund, Instl Class, 8,505 units	(a)	134,287

	Fidelity Investments	Fidelity Puritan Fund, 91,517 units	(a)	2,143,335

	Harbor	Harbor International Fund, Instl Class, 3,985 units	(a)	269,062

	Loomis Sayles Funds	Loomis Sayles Bond Fund, Instl Class, 13,673 units	(a)	188,137

	Metropolitan West Funds	Metropolitan West Total Return Bond Fund, Class I, 60,551 units	(a)	645,473

	Oppenheimer Funds	Oppenheimer Global Opportunities Fund, Class Y, 6,078 units	(a)	421,445

		Oppenheimer International Small-Mid Co Fund, Class I, 5,421 units	(a)	266,804

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN NUMBER 001
58-1027114

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund, 28,249 units	(a)	2,720,631
		T. Rowe Price Retirement 2005 Fund, 20,664 units	(a)	282,057
		T. Rowe Price Retirement 2010 Fund, 13,809 units	(a)	252,422
		T. Rowe Price Retirement 2015 Fund, 52,490 units	(a)	786,304
		T. Rowe Price Retirement 2020 Fund, 21,860 units	(a)	492,731
		T. Rowe Price Retirement 2025 Fund, 45,565 units	(a)	801,483
		T. Rowe Price Retirement 2030 Fund, 17,943 units	(a)	465,093
		T. Rowe Price Retirement 2035 Fund, 30,786 units	(a)	584,007
		T. Rowe Price Retirement 2040 Fund, 16,562 units	(a)	451,146
		T. Rowe Price Retirement 2045 Fund, 5,932 units	(a)	109,565
		T. Rowe Price Retirement 2050 Fund, 33,924 units	(a)	526,506
		T. Rowe Price Retirement 2055 Fund, 10,073 units	(a)	156,932

	Vanguard	Vanguard Mid Cap Index Fund, Admiral Shares, 5,411 units	(a)	1,036,541
		Vanguard Small Cap Index Fund, Admiral Shares, 9,588 units	(a)	678,626
		Vanguard Total Bond Market Index Fund, Instl Shares, 55,484 units	(a)	596,453
		Vanguard US Value Fund, Investor Shares, 22,682 units	(a)	434,352

*	Various Plan Participants	Participant loans with varying maturities and interest rates ranging from 4.25% - 5.50%	-	215,807

*	Wells Fargo Bank, NA	Wells Fargo Enhanced Stock Market CIT Fund, N Class, 3,819 units	(a)	938,843
		Wells Fargo Stable Return Fund, N Class, 35,348 units	(a)	1,918,571

	TOTAL			$21,083,968

* Indicates party in interest
(a) Participant-directed

Exhibit 2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Atlantic American Corporation 401(k) Retirement Savings Plan
Atlanta, Georgia

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (33-90890) of Atlantic American Corporation of our report dated June 13, 2018, relating to the financial statements and supplemental schedule of Atlantic American Corporation 401(k) Retirement Savings Plan which appear in this Form 11-K for the year ended December 31, 2017.

/s/ BDO USA, LLP
Atlanta, Georgia
June 13, 2018